EXHIBIT 17.1

John N. Brewer

May 26, 2009

Troy Herbst

President

Herbst Gaming, Inc.

3440 West Russell Road

Las Vegas, Nevada 89118

RE:	Resignation

Dear Troy:

This letter will confirm our conversation.  As I mentioned to you in connection with obtaining a new position, I am unable to continue as a director after May 31, 2009 and, as a result, I submit my resignation as a director as of May 31, 2009.

I have enjoyed working with you and other Board members over the years.  I thank you for the opportunities that it has provided and especially for your courtesies.

Best Regards,

John N. Brewer